UNI
SECURITIES AND
Washi

10029664

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2010
DIVISION OF MARKET REGULATION

AB 3/10

OMB APPROVAL
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SEC FILE NUMBER
8- 66358

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 AND ENDING 12/31/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

BIA Capital Strategies, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15120 Enterprise Court, Suite 200
(No. and Street)

Chantilly (City) VA (State) 20151 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A. Wiebe 703-802-2962
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One Valley Square, Suite 250, 512 Township Line Road, Blue Bell, PA 19422-2700
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/10

OATH OR AFFIRMATION

I, Charles A. Wiebe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BIA Capital Strategies, LLC**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Director
Title

Commonwealth of Virginia
City/County of Fairfax

The foregoing instrument was subscribed and sworn to (or affirmed) before me this 18th day of February, 2010 by Charles A. Wiebe

Notary Public

DONNA BROOKING
Notary Public
Commonwealth of Virginia
283065
My Commission Expires Aug 31, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BIA Capital Strategies, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15120 Enterprise Court, Suite 200
(No. and Street)

Chantilly	VA	20151
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A. Wiebe — 703-802-2962
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One Valley Square, Suite 250, 512 Township Line Road, Blue Bell, PA 19422-2700
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles A. Wiebe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BIA Capital Strategies, LLC**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]
Signature

Managing Director
Title

Commonwealth of Virginia
City/County of Fairfax

The foregoing instrument was subscribed and sworn to (or affirmed) before me this 12th day of February, 20 10 by Charles A. Wiebe

[signature]
Notary Public

DONNA BROOKING
Notary Public
Commonwealth of Virginia
283065
My Commission Expires Aug 31, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
BIA Capital Strategies, LLC
Chantilly, Virginia

We have audited the accompanying statement of financial condition of BIA Capital Strategies, LLC (the "Company") as of December 31, 2009, and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BIA Capital Strategies, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule presented on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 18, 2010

BIA Capital Strategies, LLC

Statement of Financial Condition
December 31, 2009

Assets		
Cash and Cash Equivalents	$	15,768
Certificates of Deposit		12,301
Prepaid Expenses		2,619
Total assets	$	30,688
Liabilities and Members' Equity		
Liabilities, accrued expenses	$	17,373
Members' Equity		
Class A Units, voting, no par or stated value; 10 units authorized, issued and outstanding		-
Class B Units, voting, no par or stated value; 990 units authorized, issued and outstanding		13,315
Total liabilities and members' equity	$	30,688

See Notes to Financial Statements.

BIA Capital Strategies, LLC

Statement of Operations and Changes in Members' Equity
Year Ended December 31, 2009

Revenues	
Investment banking income	$ 268,500
Interest and dividends	764
	269,264
Expenses	
Business development expense	196,500
Other operating expenses	171,720
	368,220
Net loss	(98,956)
Members' equity, beginning	52,271
Member contributions	60,000
Members' equity, ending	$ 13,315

See Notes to Financial Statements.

BIA Capital Strategies, LLC

Statement of Cash Flows
Year Ended December 31, 2009

Cash Flows from Operating Activities	
Net loss	$ (98,956)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in prepaid expenses	(1,157)
Decrease in accrued expenses	(477)
Decrease in due to BIA Capital Corp.	(5,966)
Net cash used in operating activities	(106,556)
Cash Flows from Investing Activities	
Proceeds from certificates of deposit	62,500
Purchases of certificates of deposit	(734)
Net cash provided by investing activities	61,766
Cash Flows from Financing Activities, member contributions	60,000
Net increase in cash and cash equivalents	15,210
Cash and cash equivalents, beginning	558
Cash and cash equivalents, ending	$ 15,768

See Notes to Financial Statements.

Note 1. Organization, Description of the Business, and Summary of Significant Accounting Policies

Organization: BIA Capital Strategies, LLC (the Company) was formed in the Commonwealth of Virginia on December 31, 2003. The Company received its registrations/licenses from the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) as a securities broker/dealer on June 7, 2004; from the State of Virginia on June 8, 2004; the State of Connecticut on July 30, 2004; and the State of New York on January 5, 2005.

Description of Business: The Company engages in merger and acquisition business, private investment banking, and venture capital services and provides strategic and consulting services primarily to the media and communications industry. The Company assists business clients with capital raising and buying and selling entities in exchange for investment banking fees.

Rule 15c3-3 Exemption: The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds received, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions through one or more designated bank accounts.

A summary of the Company's significant accounting polices is as follows:

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition: Investment banking fees for merger and acquisition, private investment banking, and venture capital services are recognized on the closing date. Non-refundable retainer income is recognized as received.

Subsequent Events: Effective December 31, 2009, the Company adopted the Subsequent Events topic of the FASB Accounting Standards Codification. This topic establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. The Company has evaluated its subsequent events (events occurring after December 31, 2009) through February 18, 2010, which represents the date the financial statements were issued.

Concentration of Credit Risk: From time to time the Company may have cash balances in excess of amounts insured through the FDIC on deposit with its bank. The Company believes that it limits its exposure by maintaining a banking relationship with, what it believes to be, a high quality financial institution.

Note 2. Related Party Transactions

The Company has entered into two contractual agreements with BIA Capital Corp. (BIA Capital). Two of the Company's members are stockholders of BIA Capital. The first agreement provides for reimbursement to BIA Capital for identified facility, overhead and employee costs on a fixed basis and for travel and other expenses on a variable basis. The second agreement provides for transaction-specific compensation to BIA Capital for business development activities conducted by BIA Capital employees on behalf of the Company.

Note 2. Related Party Transactions (Continued)

During 2009, the Company incurred contractually reimbursable costs of $135,444. In addition, the Company also incurred transaction-specific business development costs of $196,500. At December 31, 2009, there were no amounts due and outstanding to BIA Capital.

The members of the Company are also Members of BIA DP Management LLC, the management company of two affiliated private equity partnerships, BIA Digital Partners LP and BIA Digital Partners II LP (collectively "the LP's"). From time to time, the Company may represent a client in which the LP's may invest. The Company is precluded from earning an investment banking fee on capital actually invested by the LP's.

Note 3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operations as a broker-dealer and 15 to 1 thereafter. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $10,681, which was $5,681 in excess of required net capital of $5,000, and had a ratio of aggregate indebtedness to net capital of 1.6265 to 1.

Note 4. Members' Equity

A general description of member allocations is:

Class A Units: Class A unit members are entitled to an allocation of 1% of the profits and losses of the company pro rata in accordance with the Class A percentage interest.

Class B Units: Class B unit members are entitled to an allocation of 99% of the profits and losses of the company pro rata in accordance with the Class B percentage interest.

Note 5. Income Taxes

The members have elected to have the Company treated as a limited liability corporation for income tax purposes, whereby the taxable income or loss flows through to and is reportable by the members individually. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

The Financial Accounting Standards Board issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended December 31, 2009.

Management evaluated the Company's tax positions and concluded that the Company had no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for the years before 2007.

Note 6. Concentrations

Revenue: During 2009, 83% of the Company's revenue was derived from two customers.

BIA Capital Strategies, LLC

Computation of Net Capital Under Rule 15c3-1of the Securities and Exchange Commission
December 31, 2009

Net capital:	
Total members' equity qualified for net capital	$ 13,315
Deductions:	
Non-allowable assets, prepaid expenses	(2,619)
Net capital before haircuts on securities positions	10,696
Haircuts on securities positions	(15)
Net capital	$ 10,681
Aggregate indebtedness	$ 17,373
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 5,681
Ratio: Aggregate indebtedness to net capital	1.6265 to 1

There are no material differences between the information on this schedule and the information included in the unaudited Part 11A of Form X-17A-5 (Focus Report) as of December 31, 2009.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Members
BIA Capital Strategies, LLC
Chantilly, Virginia

In planning and performing our audit of the financial statements of BIA Capital Strategies, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or defect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 18, 2010

BIA Capital Strategies, LLC

Financial Report
December 31, 2009

BIA Capital Strategies, LLC

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